15047596

AP 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kashner Davidson Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4126 Macaulay Lane
(No. and Street)

Sarasota (City) Florida (State) 34241 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melissa J Rothenbach 941-951-2626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bobbitt, Pittenger & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1605 Main Street, Suite 1010 (Address) Sarasota (City) Florida (State) 34236 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH. D.C. 194

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/12/15

OATH OR AFFIRMATION

I, Melissa J. Rothenbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kashner Davidson Securities Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA GALLEGO
Commission # EE 178545
My Commission Expires
March 12, 2016

Notary Public

Signature

President/CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KASHNER DAVIDSON SECURITIES CORPORATION
Financial Statements
and
Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2014
(With Independent Registered Public Accounting Firm Report Thereon)

KASHNER DAVIDSON SECURITIES CORPORATION

INDEX

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Kashner Davidson Securities Corporation

We have audited the accompanying financial statements of Kashner Davidson Securities Corporation (a Florida corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Kashner Davidson Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Kashner Davidson Securities Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Kashner Davidson Securities Corporation's financial statements. The supplemental information is the responsibility of Kashner Davidson Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of

1605 Main Street, Suite 1010 Sarasota, FL 34236 Telephone: 941-366-4450 FAX # 941-954-7508

1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's ability to continue as a going concern is dependent upon the transfer of ownership to a third-party. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Bobbitt, Pittenger + Company, P.A.

Certified Public Accountants
Sarasota, FL
February 27, 2015

KASHNER DAVIDSON SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$	21,118
Deposits with clearing agency		50,199
Deposits with FINRA CRD		1,465
Accounts receivable:		
Clearing agency		42,950
Prepaid expenses		6,511
	$	122,243

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$ $	10,893
Total Liabilities		10,893
Stockholder's equity:		
Common stock - 9,000 shares of $2.50 par value authorized, issued and outstanding		22,500
Additional paid-in capital		1,717,168
Accumulated deficit		(1,628,318)
Total Stockholder's equity		111,350
Total liabilities and stockholder's equity	$	122,243

KASHNER DAVIDSON SECURITIES CORPORATION

Statement of Operations

For the Year Ended December 31, 2014

Revenue:		
Commissions	$	78,311
Interest and dividends		5
Other income		77,126
		155,442
Expenses:		
Salaries, benefits and payroll taxes		120,436
Insurance		10,913
Office and other		14,798
Professional fees		9,800
Regulatory expenses		15,017
Rent		31,525
Telephone and utilities		8,434
Realized and unrealized losses on sale of investments		17,528
Trading fees		34,063
Bad debts		516
Depreciation		178
Interest expense		93
		263,301
Net Loss	$	(107,859)

See accompanying independent registered public accounting firm report and notes to the financial statements.

KASHNER DAVIDSON SECURITIES CORPORATION

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Stockholder's equity, January 1, 2014	$ 22,500	1,693,821	(1,520,459)	195,862
Contributions		30,000		30,000
Distributions	-	(6,653)	-	(6,653)
Net loss	-	-	(107,859)	(107,859)
Stockholder's equity, December 31, 2014	$ 22,500	1,717,168	(1,628,318)	111,350

KASHNER DAVIDSON SECURITIES CORPORATION

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(107,859)
Adjustments to reconcile net loss to		
Net cash used by operating activities:		
Depreciation		178
Changes in assets and liabilities:		
Deposits with clearing agency		(5)
Clearing agency accounts receivable		20,849
Other receivable		(1,465)
Prepaid expenses		3,422
Marketable securities, at market value		102,240
Accounts payable		(12,901)
Payable to clearing agency		(2,033)
Accrued payroll		(6,112)
Net cash used by operating activities		(3,686)
Cash provided by financing activities:		
Contributions		30,000
Distributions		(6,653)
Net cash provided by financing activities		23,347
Net increase in cash and cash equivalents		19,661
Cash and cash equivalents at beginning of year		1,457
Cash and cash equivalents at end of year	$	21,118
Supplemental information:		
Cash paid during the year for interest	$	93

(1) Nature of Business

Kashner Davidson Securities Corporation (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Florida in 1977 and is engaged primarily in the securities brokerage business with offices in Sarasota, Florida. The Company transacts business through corresponding brokers and does not handle any customer securities.

The Company has entered into agreements with registered representatives. The registered representatives are employees subject to supervision by the Company. The representatives receive a percentage of the gross dealer commissions paid to the Company on security based sales. The commission percentages paid to the registered representative's range from 40% to 50%.

(2) Going Concern

The Company entered into a selling agreement on August 27, 2014 to sell the firm to a third party. The transfer will be a 100% transfer of ownership. The regulatory requirements for this sale require the completion of the Continuing Membership Application (CMA 1017) and approval by FINRA. This process could take up to 6 months, and as of December 31, 2014, the process has not been completed. The Company as of December 31, 2014 has no registered representatives and 14 client accounts, all which are non active. The Company, while continuing compliance with all regulatory, state, and federal requirements, is not operational, and awaits either approval or denial from FINRA. If the sale is approved, the transfer of ownership will proceed. If the sale is denied, the Company will file a broker dealer withdrawal request through FINRA, and close the firm. The accompanying financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities should the company be unable to continue as a going concern.

(3) Summary of Significant Accounting Policies

(a) Revenue Recognition

The Company recognizes commission revenues in the period which the commissions are earned and services are rendered.

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. During 2014, the Company received proceeds of approximately $3,675,611 for investment sales and had purchases of approximately $3,590,806.

(3) Summary of Significant Accounting Policies - Continued

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows. The Company maintains its cash accounts at commercial institutions. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At times balances may exceed federally insured limits.

(c) Accounts Receivable

The accounts receivable from clearing agency represents commissions and trading profits earned which have not been received. The Company estimates the allowance for doubtful accounts based upon a review of the current collectability of existing receivables. No allowance for doubtful accounts was recorded at December 31, 2014 as management believes all receivables to be fully collectible.

(d) Marketable Securities

Marketable securities designated as trading securities are reported at fair value based on quoted market prices with realized and unrealized gains and losses included in the statement of operations. All transactions entered into are for the account of and risk of the Company and are recorded on a trade date basis. For December 31, 2014 there were no marketable securities.

(e) Property and Equipment, net

Property and equipment, net is recorded at depreciated cost. Depreciation is provided for in amounts sufficient to relate the cost of assets to operations over estimated useful lives ranging from three to ten years principally on the straight-line and accelerated methods. Major renewals, betterments and replacements are capitalized. Maintenance and repairs are charged to expense as incurred.

(f) Income Taxes

Income taxes on net earnings are payable personally by the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company adopted Accounting Standards Codification Topic 740, Income Taxes (ASC Topic 740). This Standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no impact on the Company's financial condition or results of operations as a result of the adoption of this Standard.

(3) Summary of Significant Accounting Policies - Continued

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(4) Deposits with Clearing Agency

As of December 31, 2014, the Company had cash deposits of $50,199 in firm accounts with their clearing agency. This account is not insured by the FDIC.

(5) Fair Value of Financial Instruments

The Company has adopted the provisions of ASC 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1 Observable inputs such as quoted prices in active markets;
Level 2 Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3 Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company held no marketable securities at December 31, 2014.

(6) Property and Equipment, Net

A summary of property and equipment as of December 31, 2014 is as follows:

Furniture and equipment	$	121,778
Leasehold improvements		41,533
		163,311
Less accumulated depreciation		(163,311)
	$	0

Depreciation expense for the year ended December 31, 2014 was $178.

(7) Distribution to and Contribution from Stockholder

During 2014, the Company distributed $6,653 to the sole stockholder. The stockholder also contributed $30,000 to the Company. Since the Company does not have retained earnings, the distributions have been accounted for as a reduction of additional paid-in capital.

(8) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving off-balance-sheet financial instruments. These financial instruments include options and short sales (securities sold, not yet purchased). These financial instruments are used to conduct trading activities and manage market risks and are therefore subject to varying degrees of market and credit risk.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company controls such risks by establishing limits and monitoring procedures. As of December 31, 2014, the Company did not have any such contracts.

(9) Operating Lease

The Company leases commercial property for its office facility. The Company's lease expired on September 30, 2014. The lease required monthly payments of approximately $2,600. Rent expense was $31,525 for the year ended December 31, 2014. Future payments under this operating lease are as follows at December 31:

2015	See Note 2	$	0

(10) Indemnifications

In the normal course of business, the Company indemnifies and guarantees the clearing agent and financial operations and compliance management consultant against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(11) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. At December 31, 2013, the Company had net capital of $104,509 which exceeded the capital requirement of $100,000 by $4,509. The Company's ratio of aggregate indebtedness to net capital was .1 to 1 at December 31, 2014.

(13) Exemption Under Section (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

(14) Subsequent Events

The Company has evaluated events occurring after the statement of financial condition date through February 27, 2015, the date which the financial statements were issued.

SUPPLEMENTAL SCHEDULES

KASHNER DAVIDSON SECURITIES CORPORATION

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2014

Net capital:		
Stockholder's equity	$	111,350
Deductions for non-allowable assets:		
Prepaid expenses		6,511
Unsecured debit charges		330
Net capital before haircuts on securities positions (tentative net capital)		104,509
Net capital	$	104,509
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$	10,893
Total aggregated indebtedness	$	10,893
Ratio: Aggregate indebtedness to net capital		.1 to 1
Minimum net capital requirement	$	100,000

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014) is not presented as there are no material differences.

KASHNER DAVIDSON SECURITIES CORPORATION

Exemption Report for the Amended SEC Rule 17a-5(f)(2)
for Broker/Dealers claiming exemption from the
SEC Rule 15c3-3

December 31, 2014

The Company has claimed an exemption from SEC Rule 15c3-3 through the provision in paragraph (k)(2)(ii) of SEC Rule 15c3–3:

> "Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer."

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Kashner Davidson Securities Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report Per the SEC Amended Rule 17a-5(f)(2) For Broker Dealers Claiming Exemption from the SEC Rule 15c3-3, in which (1) Kashner Davidson Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kashner Davidson Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: "Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer." (the "exemption provisions") and (2) Kashner Davidson Securities Corporation stated that Kashner Davidson Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Kashner Davidson Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kashner Davidson Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) "Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer." of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bobbitt, Pittenger + Company, P.A.

Certified Public Accountants
Sarasota, FL
February 27, 2015

1605 Main Street, Suite 1010 Sarasota, FL 34236 Telephone: 941-366-4450 FAX # 941-954-7508